February 13, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Kam Shah
Chief Financial Officer
47 Avenue Road, Suite 200
Toronto, Ontario, Canada M5R 2G3

Re:	Noble House Entertainment Inc.
	Form 20-F for the year ended June 30, 2005
	Commission file #: 000-50492

Dear Mr. Shah:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 20-F for the year ended June 30, 2005

Item 3 - Key Information
(A)Selected Financial Data

1. Revise to disclose the Company`s revenues and net loss in accordance with US GAAP for all periods presented. Refer to the guidance outlined in Instruction 2 to Item 3.A. of Form 20-F.

Statement of Shareholders` Equity

2. We note that in 2004 you issued 750,000 common shares to settle debt. Please tell us the original conversion terms of the debt, if any. Also, please tell us in detail how you accounted for this transaction, including whether you recognized a gain or loss on the exchange and why or why not and how that gain or loss was calculated for US GAAP purposes. Please ensure your response addresses your consideration of APB 26 and FTB 80-1, as applicable under US GAAP. Additionally, please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in this transaction. If the transaction was recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

3. We note from the Company`s consolidated statements of shareholders` equity that the Company has been involved in numerous non-cash transactions during the past two years in which shares of the Company`s common stock have been issued to various parties in exchange for settlement of fees, settlement of debts, and acquisition of film and television programs. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions for both
Canadian and US GAAP purposes. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined. Also, please explain why the shares issued in the transactions during 2005 were valued at only $.10 per share when the disclosures in Item 9 of Form 20-F indicate your shares were trading at between $.535 and $.65 during fiscal 2005.

Notes to the Financial Statements

Note 4. Investment in Film and Television Programs

4. We note that during 2005 you acquired assets from an independent production house. We also note your disclosure in the MD&A section that immediately following the purchase, the owners of the seller, together with certain members of their production team joined the Company and are responsible for the day to day operations of the NHFT subsidiary including commercial production, licensing and distribution of the various film properties acquired. For US GAAP purposes, please tell us why you believe this was a purchase of assets rather than the acquisition of a business as contemplated by Rule 3-05 of Regulation
S-X and paragraph 9 of SFAS No. 141. Furthermore, if it is determined to be a business combination under US GAAP, please explain why you believe the Company is the accounting acquirer. Refer to the guidance outlined in paragraph 15 through 17 of SFAS No. 141.

5. Please tell us and revise the notes to your financial statements in future filings to explain how the Company determined the initial values assigned to the scripts and synopses and distribution contracts obtained through the issuance of 3,500,000 common shares in November
2004. As part of your response, please indicate the methods and significant assumptions used to determine the fair values assigned to the assets acquired in this transaction under both Canadian and US GAAP.

6. Also, given the fact that the Company has generated very limited revenues since the acquisition of the scripts, synopses of films and distribution contracts for films in November 2004, please explain in detail the basis for the Company`s conclusion that its remaining investment in film and television programs at June 30, 2005 of $232,500 is not impaired. Explain in detail how the Company evaluated this asset for impairment during 2005 under both Canadian and US GAAP and tell us the methods and related assumptions used in performing this analysis. Also, explain why you believe future revenues will be generated from these assets when no material revenues have been generated from the assets since they were acquired in 2004. We may have further comment upon receipt of your response.

Note 13. Differences Between Canadian and United States Generally Accepted Accounting Principles

7. We note that you have made adjustments to the US GAAP net loss for
2003 and 2004 related to the write down of scripts and lyrics and production and contract right costs. Please tell us in further detail the nature of each adjustment made to arrive at your net losses as determined in accordance with US GAAP. As part of your response, please explain how the matters were accounted for under Canadian GAAP and explain why an adjustment was required in your US GAAP reconciliation. Also, please add a disclosure to future filings explaining each adjustment made to reconcile income (loss) under
Canadian GAAP to income (loss) under US GAAP.   Additionally,
adjustments made to the balance sheets and statement of cash flows should also be explained in the notes to the financial statements.
Refer to the requirements outlined in Item 17(c)(2) of Form   20-
F.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Kam Shah
Noble House Entertainment, Inc.
February 13, 2006
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